SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer ID (CNPJ/MF): 01.545.826/0001-07

Company Registry (NIRE) no. 35.300.147.952

Publicly-held Company

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 30, 2020

1.         Date, time and venue: April 30, 2020, at 9:00 a.m., at the registered office of GAFISA S.A. (“Company”) or “Gafisa”), in the city and state of São Paulo, at Avenida Presidente Juscelino Kubitschek, no. 1830, cj. 32, Bloco 2, Condomínio Edifício São Luiz, Vila Nova Conceição, CEP 04543-900.

2.         Call Notice: Call notice published on March 31, 2020, April 1 and 2, 2020, on the newspapers “O Estado de São Paulo” and “The Official Gazette of the State of São Paulo”.

3.         Attendance: Shareholders representing 40.23% of the Company’s voting capital stock, including all absentee ballots. The meeting was also attended by Mr. Antonio Carlos Romanoski representing the Company’s Management and Fernando Barros representing BKR Lopes Machado Auditores.

4.         Presiding Board: Mr. Leo Julian Simpson, who was absent, appointed Mr. Antonio Carlos Romanoski as chairman of the Meeting, and Mr. Romanoski invited Mr. João Pedro Figueiredo to be the Meeting’s secretary.

5.         Agenda: At the Annual Shareholders’ Meeting: (i) Approve management accounts and examine, discuss and vote on the Financial Statements for the fiscal year ended December 31, 2019; (ii) Deliberate on the allocation of results for the fiscal year; (iii) Establish the overall management compensation for fiscal year 2020; and (iv) Ratify the tenure of Directors João Antonio Lopes Filho and Denise dos Passos Ramos for a period that coincides with the tenure of the other directors. At the Extraordinary Shareholders’ Meeting: (i) Approve the decrease in capital stock to absorb the losses recorded by the Company.

6.         Reading of documents: In compliance with Article 21-W, Paragraph 4, of CVM Instruction no. 481 of December 17, 2009, (“CVM Instruction 481/2009), the consolidated summary voting maps previously disclosed to the market were read at the Meeting.

7.         Notice of replacement of newspapers for publication: in compliance with Paragraph 3, Article 289, of Law no. 6,404/76 (“Brazilian Corporations Law”) the Company notifies its shareholders that future publications will be made in the newspapers “Official Gazette of the State of São Paulo” and “Valor Econômico”.

8.         Resolutions: in accordance with the Management Proposal, the following resolutions were made, with absentees and votes against registered in each case, having authorized the drawing-up of these minutes as a summary and publication omitting the signatures of shareholders, as determined by Article 130, Paragraphs 1 and 2, of Law no. 6,404/76:

At the Annual Shareholders’ Meeting:

               i.            Approve by unanimous vote, registering absentees and votes against, the Management accounts, the Annual Management Report, the Company’s Financial Statements and accompanying notes, and the Independent Auditors’ Report for the fiscal year ended December 31, 2019. Matter approved by majority of vote with 8,904,974 votes for, 2,536,091 votes against, and 36,163,374 absentees;

              ii.            Approve by majority of vote, registering absentees, the allocation of profits earned in the fiscal year ended December 31, 2019 to reduce the accumulated losses account from previous years, with no balance payable (Net Income) remaining, in accordance with the Management Proposal. Matter approved by majority of vote with 11,515,250 votes for, 6,322 votes against, and 36,082,867 absentees;

            iii.            Approve by majority of vote, registering absentees and votes against, the total amount of up to sixteen million, five hundred twenty-six thousand, six hundred thirty-two reais and seventy cents of real (R$16,526,632.70) as management compensation for fiscal year 2020. Matter approved by majority of vote with 38,612,074 votes for, 5,109,021 votes against, and 3,883,344 absentees;

Approve by majority of vote, registering absentees, as proposed in the Management Proposal, JOÃO ANTONIO LOPES FILHO, Brazilian, divorcee, economist, Identity Card (RG) no. 13.775.651-3, Individual Taxpayer ID (CPF/ME) no. 022.485.438-08, resident and domiciled in the city and state of São Paulo, with business address at the Company’s registered office, and DENISE DOS PASSOS RAMOS, Brazilian, single, born on January 30, 1975, lawyer, ID card from the Rio de Janeiro Bar Association (OAB/RJ) no. 95.789, Individual Taxpayer ID (CPF/ME) no. 042.842.797-93, resident and domiciled in the city and state of Rio de Janeiro, with business address at the Company’s registered office, as the two new members of the Company’s Board of Directors, with tenure ending at the Annual Shareholders’ Meeting of 2021 to coincide with the tenure of other directors; Matter approved by majority of vote with 43,704,609 votes for, 18,590 votes against, and 3,881,240 absentees;

At the Extraordinary Shareholders’ Meeting:

i.       Approve by majority of vote, registering absentees, as proposed in the Management Proposal, the absorption of the Company’s accumulated losses into its capital stock, in accordance with Article 173 of the Brazilian Corporations Law. Losses accumulated by the Company on December 31, 2019 were equivalent to R$2,585,032,921.91; as such, after the decrease, capital stock will amount to three hundred forty-one million, two hundred forty-seven thousand, three hundred ninety-six reais and twenty-three cents of Real (R$341,247,396.23) divided into one hundred twenty million (120,000,000) shares. Matter approved by majority of vote with 43,707,439 votes for, 16,798 votes against, and 3,880,202 absentees;

9.  Closure: With nothing further to discuss, the meeting was closed and these minutes were drawn-up as a summary, and subsequently read, approved and signed by those in attendance after the Meeting was closed. São Paulo, April 30, 2020. Presiding Board: Antonio Carlos Romanoski, Chairman, and João Pedro Figueiredo, Secretary. Attending Shareholders: CITIBANK N.A. ADR DEPARTAMENT; ESTOCOLMO FUNDO DE INVESTIMENTO EM ACOES; VARSOVIA FIM IE CREDITO PRIVADO; REDWOOD SILVER FIA; PLANNER CASH II FUNDO DE INV MULT CREDITO PRIVADO IE; FUNDO DE INVESTIMENTO MULTIMERCADO LEGACY CP IE; PLANNER ADVANCED FUNDO DE INVEST. EM ACOES; RIVER AND MERCANTILE WORLD RECOVERY FUND; WSSP INTERNATIONAL EQUITIES TRUST; THE WESTPAC WHOLESALE UNHEDGED INTERNATIONAL SHARE TRUST; NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST; AMERICAN ELECTRIC POWER MASTER RETIREMENT TRUST; ELECTRONIC DATA SYSTEMS LTD RETIREMENT PLAN; RIVER AND MERCANTILE ICVC - RIVER AND MERCANTILE GLOBAL H A; THE HEALTH FOUNDATION; BT WHOLESALE MULTI-MANAGER INTERNATIONAL SHARE FUND; RIVER AND MERCANTILE GLOBAL HIGH APLHA FUND; PESARO FUNDO DE INVESTIMENTO ACOES; ELETRONIC DATA SYSTEMS 1994 PENSION SCHEME; AMERICAN ELETRIC POWER SYSTEM RETIREE MEDICAL TRUST FCUE; BATTELLE MEMORIAL INSTITUTE; MANAGED PORTFOLIO SERIES INTERNATIONAL SHARES FUND 3;

These minutes have the same content as the original minutes drawn-up in the Company’s records.

São Paulo, April 30, 2020.

Presiding Board:

Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 4, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer